Exhibit 1

Defibrotide Granted Orphan Drug Status in Australia

VILLA GUARDIA (COMO), Italy, Nov. 14, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) and Link Healthcare today announced that Defibrotide has been designated as an Orphan Drug for the Treatment of Hepatic Veno-Occlusive Disease (VOD). The sponsor of Defibrotide is Link Healthcare, Gentium's exclusive distribution partner in Australia.

The main characteristics of the orphan drug policy in Australia are:

  It is intended for drugs which aim to treat diseases with a prevalence of 2,000 patients/subjects or less in the Australian population (23 million).
  It allows for a waiver of application and evaluation and no annual registration fees.
  It provides five-year period of exclusivity (under consideration by the Australian jurisdiction).

Gentium will now work with Link to commence the Marketing Application process in Australia.

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children.

About Gentium

Gentium S.p.A. (Nasdaq:GENT), located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the EMA both to treat and to prevent veno-occlusive disease ("VOD") and Fast Track Designation by the U.S. FDA to treat VOD. The European Medicines Agency's Committee for Orphan Medicinal Products ("COMP") has issued a positive opinion on the Company's application for orphan medicinal product status for Defibrotide for the prevention of Graft versus Host Disease ("GvHD"). The positive opinion of the COMP has now been forwarded to the European Union ("EU") commission for final approval and publication in the EU community register. In October 2013, the European Commission granted marketing authorization for Defitelio® (defibrotide) for the treatment of severe hepatic VOD in adults and children undergoing hematopoietic stem cell transplantation therapy.

For additional info and to sign up for email alerts, please visit www.gentium.com.

About Link Healthcare

(Australia, New Zealand, Southern Africa, Singapore & Japan)

LINK Healthcare is a privately owned specialist pharmaceutical and medical technologies business. LINK's mission is to strive for excellence in the marketing of vitally important and unique range of specialists products that enhance the well-being of people throughout the regions of Australia, New Zealand, Asia and Southern Africa. LINK provides exceptional regulatory, sales, marketing, customer service and supply chain infrastructure and is partnered with major blue chip pharmaceutical companies from around the world, allowing the company to offer a unique and substantial portfolio of 'medicine that matters.' LINK Healthcare has an extensive range of prescription pharmaceuticals in essential therapeutic areas including Allergy, Anaphylaxis, Analgesia/Anaesthesia, Anti-infective, Anti-retroviral, Cardiology, Endocrinology, ENT, Gastroenterology, Intensive care, Metabolic disease, Neurology, Oncology, Orphan Drugs, Palliative care, Psychiatry, Radiography, Transplantation and Toxicology.

In June 2011 Gentium announced the appointment of Link Pharmaceuticals as exclusive distributor of Defibrotide in Australia and New Zealand. Under the terms of the agreement, Link is responsible for managing named patient requests.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP Finance, CFO/COO
         scalabrese@gentium.it

         or

         The Trout Group
         Chelsea Wheeler, +1 646-378-2941
         cwheeler@troutgroup.com

         LINK Healthcare on + 61 (2) 8401 9777
         Corporate and Media Enquiries:
         Mr John Bacon
         Executive Chairman.
         www.linkhealthcare.com.au